SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                     Form 40 F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                  No [X]

Exhibit Index is on page 3

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 18, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN

Name: Tor F. Johansen Title: President and Chief Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated February 14, 2003	4

Exhibit Index is on page 3

PRESS RELEASE

February 14, 2003

EKSPORTFINANS ASA SUCCESSFULLY ISSUES GBP 50MILLION TIER 1 ELIGIBLE CAPITAL SECURITIES

On Febuary 12, Eksportfinans ASA ¸ the agent of the Norwegian Government and banks , and specialised agent for long-term financial services to Norway’s export industries and local government sector, successfully launched and priced GBP 50 million of Non-Cumulative Undated Step-Up Capital Contribution Securities. The issue qualifies as issued Tier 1 Capital by the Norwegian financial services authority, Kredittilsynet.

The securities are perpetual with a call and step-up in year 10 of 100 basispoints. Issued at par to give a spread of 165 basispoints over the UKT 5% due in March 2012, the securities pay an annual fixed coupon of 5.918% until the call date, the 19th of February 2013, at which time the coupon becomes floating.

The transaction, which indicatively has been assigned the following ratings, Aa2 by Moody’s Investors Service, AA- by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and AA+ by Fitch, was documented as a standalone Eurobond under Regulation S.

Merrill Lynch acted as Structuring Advisor and Sole Bookrunner for the transaction.

Contact persons: Tor F. Johansen, President and CEO, +47 22 01 22 01, tfj@eksportfinans.no

Soren Elbech, Head of Funding and Investor Relations, +47 22 01 22 10, +47 93 25 35 61, soe@eksportfinans.no

You will find further information about Eksportfinans on www.eksportfinans.no